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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                SEC FILE NUMBER
                                    33-1983

                                 CUSIP NUMBER
                                  868666 20 7

                          NOTIFICATION OF LATE FILING
                                 (Check One):

        [_] Form 10-K    [_] Form 11-K   [_] Form 20-F    [X] Form 10-Q


                       For Period Ending:  June 30, 1995

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 Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I - Registrant Information
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Surety Capital Corporation
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Full Name of Registrant

Former Name If Applicable: n/a

1845 Precinct Line Road, Suite 100
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Address of Principle Executive Office (Street and Number)

Hurst, Texas  76054
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City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calender day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.
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Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20F or 10-Q, or portion thereof, could not be filed within the prescribed time period.

     Registrant has only recently received final financial information with respect to the fiscal quarter ended June 30, 1995. The Registrant cannot without unreasonable effort and expense complete the Management's Discussion and Analysis of Financial Condition and Results of Operations and other portions of the Form 10-Q before the due date of the report.


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Part IV - Other Information

(1) Name and telephone number of person to contact in regard of this notification

     B.J. Curley               817              788-7541
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     (Name)                (Area Code)     (Telephone Number)

(2) Have all other periodic reports required (under section 13 or 15(d) of the Securities Exchange Act of 1934) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify reports(s).
                                [X] Yes    [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                               [_] Yes    [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and , if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          Surety Capital Corporation
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                 (Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 14, 1995            By:  /s/ C. Jack Bean
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                                          C. Jack Bean, Chairman